Exhibit 12.1

ONEOK Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

	Twelve months ended December 31,
(Unaudited)	2002		2003		2004		2005		2006
	(Thousands of dollars)
Fixes Charges, as defined
Interest on long-term debt	$82,128		$80,653		$79,020		$90,066		$135,337
Other interest	—		45		15		3		439
Amortization of debt discount, premium and expense	1,100		(1,539)		(1,690)		(2,379)		(2,294)
Interest on lease agreements	1,112		1,210		1,192		1,522		1,018

Total Fixed Charges	84,340		80,369		78,537		89,212		134,500

Earnings before income taxes and undistributed income from equity investees	152,974		(49,244)		190,245		189,050		502,272

Earnings available for fixed charges	$237,314		$31,125		$268,782		$278,262		$636,772

Ratio of earnings to fixed charges	2.81	x	0.39	x	3.42	x	3.12	x	4.73	x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts, premiums, issue costs and the representative interest portion of operating leases.